                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

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          as permitted by Regulation S-T Rule 101(b)(1): [ ]

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          as permitted by Regulation S-T Rule 101(b)(7): [ ]

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          contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

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          to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors Approves Results for 2007

Telecom Italia Group:

Revenues in line with 2007 after absorbing domestic market discontinuities of over 1 billion euros

Margins in line with targets

Net profit approximately 2.5 billion euros

Industrial investment at 5.5 billion euros, an increase of approximately 8% from  2006

Net financial debt 35.7 billion euros, down 1.6 billion euros from 31 December 2006

Ordinary and extraordinary shareholder meeting convened

Proposed dividend distribution 0,08 euro per ordinary share and 0,091 euro per savings share

TELECOM ITALIA GROUP

REVENUES: 31,290 MILLION EUROS (IN LINE WITH 2006); -1.3% ORGANIC VARIATION (+0.1% NET OF CONTRACTUAL CHANGES LINKED TO NON-GEOGRAPHICAL NUMBERS; ANNUAL TARGET +1.0%/+2.0%)

EBITDA: 11,617 MILLION EUROS (-1,233 MILLION EUROS OR -9.6% FROM 2006), IMPACTED BY NON-RECURRING OR NON-ORGANIC CHARGES OF APPROXIMATELY 800 MILLION EUROS; -5.5% ORGANIC VARIATION

ORGANIC EBITDA MARGIN 39.6% (-1.8 pp FROM 2006, BETTER THAN ANNUAL TARGET OF

 -2.5pp/-2.0pp)

EBIT: 5,764 MILLION EUROS (-22.5% FROM 2006); -13.7% ORGANIC VARIATION

ORGANIC EBIT MARGIN 20.9% (-3.0pp FROM 2006, IN LINE WITH ANNUAL TARGET OF -3.0pp/

-2.5pp)

NET PROFIT: 2,448 MILLION EUROS; -566 MILLION EUROS OR -18.8% FROM 2006. IMPROVED FINANCIAL MANAGEMENT AND LOWER TAXATION PARTIALLY OFFSET THE DECREASE IN EBIT

NET FINANCIAL DEBT ON 31 DECEMBER 2007 WAS 35,701 MILLION EUROS (-1,600 MILLION EUROS FROM 31 DECEMBER 2006) THANKS TO NET OPERATING CASH FLOW (9,309 MILLION EUROS), PROCEEDS FROM THE SALE OF EQUITY HOLDINGS AND OTHER DISPOSALS (1,277 MILLION EUROS), WHICH OFFSET DIVIDEND PAYMENTS (2,831 MILLION EUROS) AND INDUSTRIAL AND FINANCIAL INVESTMENTS (6,155 MILLION EUROS).

SINCE 30 SEPTEMBER 2007, WHEN NET FINANCIAL DEBT WAS 37,443 MILLION EUROS, IT HAS DECREASED BY 1,742 MILLION EUROS

TELECOM ITALIA S.p.A

REVENUES: 22,847 MILLION EUROS; +0.6% COMPARED WITH 2006

EBITDA: 9,730 MILLION EUROS; -8.3% COMPARED WITH 2006

EBIT: 5,435 MILLION EUROS; -19.9% COMPARED WITH 2006

NET PROFIT: 1,882 MILLION EUROS

This press release contains some alternative performance indicators not contemplated under IFRS standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the Appendix.

Milan, 6 March 2008

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, examined and approved the Group accounts and those of the Parent Company at 31 December 2007.

TELECOM ITALIA GROUP

On 31 December 2007, the area of consolidation of the Telecom Italia Group differed from 31 December 2006 as follows:

- inclusion of AOL Internet operations in Germany (consolidated as of 1 March 2007 and subsequently merged into HanseNet Telekommunikation GmbH);

- inclusion of InterNLnet B.V.(Netherland company ’s acquired  by BBNed in July 2007);

- inclusion of Shared Service Center (fully consolidated since October 2007), following the acquisition of the controlling stake by the Parent Company in Q4 2007;

- elimination of Digitel Venezuela (sold in May 2006, previously classified among Discontinued operations/non recurrent activities to be sold), Ruf Gestion (sold in March 2006), Eustema (sold in April 2006), Telecom Italia Learning Services (sold in July 2006), and other minor companies.

In the balance sheet as of 31 December 2006, the equity holdings in Solpart Participacoes and Brasil Telecom Participacoes, which were sold in 2007, had been classified among Discontinued operations following the decision to dispose of said assets.

Revenues amount to 31,290 million euros, virtually unchanged compared with 31,275 million in 2006 (+ 15 million euros). Excluding exchange rate fluctuations (+82 million euros) and changes in the area of consolidation (+375 million euros, mainly attributable to the inclusion of AOL Internet operations in Germany) and the decrease in revenues due to the change in fixed-line/mobile termination rates (32 million euros), organic variation was -1.3% (-410 million euros).

Revenues for 2007, compared with the previous year, were mainly impacted by the following regulatory effects:

-

the change following which, as of 1 January 2007, in line with AGCOM Decision 417/06/CONS, with reference to customer calls to Other Carriers' non geographical numbers, NNG, Telecom Italia confines itself to render billing services without being liable for the insolvency risk associated to these receivables. Therefore, as of that date, revenues and related interconnection costs have no longer taken into account the traffic generated by such calls, which in 2006 totalled 442 million euros (along with a corresponding figure as costs); net of this effect, organic growth was +0.1%.

-

-

the application as of March 2007, of the so-called “Bersani Decree” (-404 million euros, net of the positive elasticity effect worth 226 million euros);

-

the adjustment of international roaming tariffs within the European Union, in compliance with European Commission rulings (-88 million euros).

Overall, compared with the previous year these discontinuities (including the NNG effect) amounted to 1,143 million euros (1,369 million euros net of the elasticity effect).

The main drivers of the organic variation in 2007 also include:

-

the development of the Mobile Brazil BU (+899 million euros, +22.7%, or +14.8% net of the elimination of the Bill and Keep rule) thanks to the development of the customer base and value-added services;

-

the significant contribution from the European BroadBand BU (+246 million euros), spurred by customer portfolio growth in France and Germany;

-

the contribution of the Media BU (+56 million euros), driven by advertising revenue growth and higher revenues from Digital Terrestrial operations; the decrease in the turnover of the Olivetti Business Unit (-32 million euros), primarily due to the slowdown in the sale of traditional ink-jet products and accessories and the gaming segment.

Revenues outside Italy amount to 9,164 million euros (7,969 million euros in 2006); 53.0% of which were generated in Brazil (49.3% in 2006).

The following table provides a breakdown of revenues by Business Unit:

(millions of euro)	Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other activities	Adjustments and eliminations	Total

2007	24,220	1,545	4,990	263	408	251	(387)	31,290
2006	25,785	915	3.964	207	440	234	(270)	31,275

EBITDA (operating result before amortization and depreciation, capital gains/losses, and write-backs/write-downs of non-current activities) amounted to 11,617 million euros, down 9.6% compared with 2006 (-1,233 million euros). EBITDA margin was 37.1% (41.1% for 2006). Excluding the effects of other non-organic variations, exchange-rate fluctuations and changes to the scope of consolidation, the organic variation in EBITDA amounted to -5.5% (-727 million euros) and is detailed as follows:

	2007	2006	change
(milions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	11,617	12,850	(1,233)	(9.6)
Effect of change in scope of consolidation		44
Effect of change in exchange rates		14
Non-organic (income) expenses	796	232
Non-recurring (income) expenses:	43	28
Corporate reorganization costs	-	13
Industrial reconversion costs	17	13
Antitrust fine	20	2
Other expenses	6	-
Other non-organic (income) expenses	753	204
Restructuring costs	177	107
Provisions and expenses for disputes and settlement	448	61
Costs for termination rate (fixed-fixed) list adjustments	92	24
Other expenses, net	36	12
COMPARABLE EBITDA	12,413	13,140	(727)	(5.5)

Organic EBITDA margin amounted to 39.6% (-1.8 pp compared with the figure of 41.4% registered for 2006, thus improving compared with the annual target of -2.5pp/-2.0pp).

It should be noted that the above-mentioned discontinuities had a negative impact on EBITDA of 487 million euros (404 million euros from the Bersani Decree net of the elasticity effect, 54 million euros due to changes to fixed-line/mobile termination rates, and 29 million euros for adjustments to international roaming traffic tariffs).

EBIT (operating result) amounted to 5,764 million euros, down 22.5% on 2006 (-1,673 million euros). The EBIT margin decreased from 23.8% in 2006 to 18.4% in 2007. The organic variation in EBIT was a decrease of 1,042 million, or -13.7%, and may be broken down as follows:

	2007	2006	Change
(milions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	5,764	7,437	(1,673)	(22.5)
Effect of change in scope of consolidation		36
Effect of change in exchange rates		(7)
Non-organic (income) expenses	787	127
Non-organic (Income) Expenses already described under EBITDA	796	232
Additional non-recurring (income) expenses	(4)	(120)
Gains on sale of properties	(10)	(135)
Gains on sale of Ruf Gestion	-	(27)
Loss on sale of Telecom Italia Learning Services	-	33
Loss on sale of Radiomaritime acitivities	-	9
Impairment losses on non-current assets for industrial reconversion	6	-
Additional non-organic (income) expenses:	(5)	15
Other (gains) losses	-	(3)
Other (income) expenses	(5)	18
COMPARABLE EBIT	6,551	7,593	(1,042)	(13.7)

Organic EBIT margin amounted to 20.9% (-3.0 pp compared with the figure of 23.9% registered for 2006, in line with the annual target of -3.0pp/-2.5pp).

Net consolidated result for 2007 was 2,448 million euros (2,455 million euros before minority interests), down 18.8% compared with 2006 (3,014 million euros). The above-mentioned EBIT reduction was primarily offset by lower income taxes (837 million euros) and improved financial operations and management of equity stakes (259 million euros).

Industrial investment for 2007 amounted to 5,520 million euros, an increase of 406 million euros from the previous year (+7.9%). This was mainly due to higher investment in the development of new domestic services (+170 million euros), European Broadband (+41 million euros) and Mobile Brazil (+166 million euros).

Net financial debt at 31 December 2007 amounted to 35,701 million euros, down 1,600 million euros from 37,301 million euros at 31 December 2006, due to the net cash flow generated by operations (9,309 million euros) and the sale of equity stakes and other disposal (1,277 million euros) which offset the dividend payout (2,831 million euros) as well as industrial investments (5,520 million euros) and financial investments (635 million euros) mainly due to the acquisition of AOL Germany.

In the fouth quarter of 2007, net financial debt decreased by 1,742 million euros (37,443 million euros on 30 September 2007).

Net financial debt decreased thanks to the following transactions:

•

sale of the stake in Oger Telecom, 462 million euros;

•

sale of the stake in Capitalia, 74 million euros;

•

sale of the stake in Mediobanca, 236 million euros;

•

sale of the stake in Solpart Participacoes, 360 million euros;

•

sale of the stake in Brasil Telecom Participacoes, 48 million euros.

On 31 December 2007, the Group’s Headcount stood at 83,429, with 66,951 in Italy ( 83,209 at year-end 2006, with 68,823 in Italy). The increase is mainly due to the acquisition of AOL (1,101 units) and the controlling stake in Shared Service Center (670 units).

TELECOM ITALIA S.P.A. — RESULTS FOR FY 2007

Revenues amounted to 22,847 million euros, up 0.6% (+126 million euros) compared with 2006. Based on the same area of consolidation, that is theoretically incorporating TIM Italia S.p.A and nuova Tin.it S.r.l from 1 January 2006, revenues decreased 1,130 million euros (-4.7%) compared with 2006 (23,977 million euros).

The organic variation in revenues was a decrease of 4.6% (-1,098 million euros), and was calculated without considering the 32 million euro reduction in revenues to account for changes in termination rates for voice calls on the networks of other fixed-line and mobile operators.

EBITDA was 9,730 million euros, down 8.3% (-880 million euros) compared with 2006. EBITDA margin was 42.6% (46.7% in 2006). Based on the same area of consolidation, EBITDA for 2007 decreased 1,732 million euros (-15.1%) compared to 2006 (11,462 million euros); EBITDA margin was 42.6% (47.8% in 2006).

The organic variation in EBITDA was negative 10.0% (-1,165 million euros).

	2007	2006	Change
		On a comparable basis
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	9,730	11,462	(1,732)	(15.1)
Non - organic (income) expenses:	762	195
Non - recurring (income) expenses:	26	2
Antitrust fine	20	2
Other expenses	6	-
Other non - organic (income) expenses:	736	193
Restructuring costs	162	96
Provisions and expenses for disputes and settlement	448	61
Costs for termination rates (fixed - fixed) list adjustments	92	24
Other expenses net	34	12
COMPARABLE EBITDA	10,492	11,657	(1,165)	(10.0)

In organic terms, EBITDA margin was a 45.9% in 2007 (48.6% in 2006) and was affected by the above-mentioned negative regulatory factors.

EBIT was 5,435 million euros, down 19.9% (-1,347 million euros) compared with 2006. EBIT margin amounted to 23.8% (29.8% in 2006).

Based on the same area of consolidation, EBIT for 2007 decreased 1,965 million euros (-26.6%) compared with 2006; EBIT margin was 23.8% (30.9% in 2006 on the same area of consolidation). The organic variation in EBIT was negative 17.0% (-1,266 million euros).

	2007	2006	Change
		On a comparable basis
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	5,435	7,400	(1,965)	(26.6)
Non - organic (income) expenses:	762	63
Non - organic (income) expenses already described under EBITDA	762	195
Additional non - organic (income) expenses:	-	(132)
Gains on sales of properties	-	(141)
Loss on sale of Radiomaritime activities	-	9
COMPARABLE EBIT	6,197	7,463	(1,266)	(17.0)

The organic EBIT margin was 27.1% in 2007 (31.1% in 2006).

Net result of Telecom Italia S.p.A. was 1,882 million euros, down 2,262 million euros compared to 2006.

It should be remembered that financial year 2006 benefited from the dividend of the former Tim Italia for financial year 2005 paid in February 2006 (1,923 million euros).

BUSINESS UNIT RESULTS

From the first quarter of 2007, for organisational and accounting purposes, the new structure divides the company into the following categories:

•

Domestic

•

European Broadband

•

Mobile Brazil

•

Media

•

Olivetti

•

Other Operations

Specifically:

•

The “Domestic” Business Unit includes fixed-line and mobile telecommunications operations managed by Telecom Italia S.p.A. and by the Telecom Italia Sparkle Group, along with associated support operations;

•

The “European Broadband” Business Unit covers broadband services in France, Germany and the Netherlands;

•

The “Mobile Brazil”, “Media” and “Olivetti” Business Units remain virtually unaltered;

•

“Other Operations” consists of finance enterprises, foreign operations not included under other business units, and other minor enterprises not strictly involved in Telecom Italia Group core business.

It should be noted that Telecom Italia Media’s results at 31 December 2007 were reported in the press release issued on 28 February 2008, following approval by the relevant Board of Directors.

DOMESTIC

Revenues of 24,220 million euros, decreased 6.1% (-1,565 million euros) compared to 2006. On an organic basis, the decrease was 5.8% (-1.499 million euros). Excluding changes relating to non-geographical numbers, the decrease was – 4.2%.
As explained above, performance was impacted by the introduction of the so-called “Bersani Decree” in March 2007, by reductions in fixed-line/mobile termination rates, and by adjustment of international roaming traffic prices (in compliance with European Commission rulings). Taken together, compared to the previous year, the impact of these developments (including the non-geographical numbers effect) amounted to 1,143 million euros.

Fixed-Line Telecommunications
Fixed-line telecommunications revenues amounted to 15,727 million euros, a 7.4% reduction (-1,261 million euros) compared with 2006. The organic variation in revenues was -4.9% excluding exchange rate fluctuations, changes to the scope of consolidation, and the impact of the above-mentioned non-geographical numbers.

Retail Voice
Retail Voice revenues amounted to 8,358 million euros with a reduction of 950 million euros (-10.2%)  compared with 2006 due to volume and price reductions (termination tariffs reduction) for fixed-line/mobile calls, a migration of fixed-line market traffic towards mobile telephony, and competitive price pressure, particularly in the Top Clients segment excluding the effect of the changes relating to non-geographical numbers, the reduction is at 7.5%.

Internet
Revenues of the Internet business unit amounted to 1,468 million euros, a reduction of 43 million euros   (-2.8%) compared with 2006. Excluding the effect of the changes relating to non-geographical numbers, this figure registered 9.6% growth (+128 million euros), due the continued strong revenue growth in Broadband and content which increased respectively by 11.1% and by 44.4% compared with 2006 (+154 million euros overall). Telecom Italia’s overall domestic market broadband access customer portfolio grew to 7.6 million customers at 31 December 2007, of whom 6.4 million are retail customers.
The strategy aimed at migrating customers towards innovative broadband access solutions, which enable services and new generation IP applications, has been further implemented. Specifically, the unit continues to implement Flat-rate offerings, which accounted for 64% of the entire Alice Consumer customer portfolio; the VoIP customer portfolio registered grew to 1,316,000 units with a 20.5% ratio to total retail broadband access lines. The expansion of IPTV service on the Consumer market and the implementation of web content and services have also continued.

Data Business
Data Business revenues amounted to 1,673 million euros, an overall decrease of 70 million euros compared with 2006 (-4.0%), all of which was registered during the first quarter of 2007. This was the result of increasing competitive pressure in the Corporate clients market, and of a public administration contract price review. The decrease is particularly attributable to traditional data transmission services. ICT services and Broadband Data, however, continued to register dynamic growth, increasing respectively 7.2% (up 43 million euros) and +5.8% (up 28 million euros) compared with 2006.

Wholesale
Revenues from Wholesale services amounted to 3,786 million euros, an overall 5.1% decrease (-203 million euros) compared with 2006.  Revenues from domestic wholesale services amounted to 2,374 million euros, increasing 11.4% (+243 million euros). Revenues from international wholesale services amounted to 1,412 million euros, down 24.0% (-446 million euros compared to 2006, as a result of the suspension of some contracts beginning from the second quarter of 2007).

Mobile Telecommunications
Revenues for 2007 amounted to 9,922 million euros, down 2.8% (revenues from services -2.7%). This result was affected by a downward adjustment for 56 million euros following the outcome of the arbitration proceedings with H3G concerning termination rates for traffic originating and received between the two companies from September 2005 and December 2007. Net of this event, revenue amounted to 9,978 million euros, down 2.3% (-2.1% for service revenues alone).

Results were also impacted by the negative effects of the “Bersani Decree”, by changes to fixed-line/mobile termination rates, and by the adjustment of international roaming tariffs within the European Union in compliance with European Commission rulings. Regulatory discontinuities apart, overall Domestic mobile revenues would have grown 4.1%, and revenues from services alone would have risen 4.9%.

The year 2007 saw strong growth (16.9%) in revenues from value-added services (VAS), which increased to 1,928 million euros in the retail segment (+279 million euros compared with 2006). Revenues were boosted by ongoing innovation in the interactive and mobile broadband ranges of services (+60% compared with the previous year). The ratio of VAS revenues to total revenues from services reached 21.0% (compared with 18.0% for 2006), 23% in the fourth quarter. “Voice” revenues amounted to 6,811 million euros (despite the sharp growth in traffic +9.0% compared with 2006, +16.0% in the fourth quarter) decreased for outbound calls (-5.5%) and inbound calls (-9.9%). This variation is fully attributable to the negative impact of changes in regulations. Revenues from the sale of handsets decreased 4.7% to 774 million euros (-38 million euros) compared with 2006, as a result of the continuing reduction of average prices and notwithstanding the increase in volume.

At 31 December 2007, Telecom Italia supplied 36.3 million mobile lines, of which 6.1 million (16.8% of total lines) using UMTS technology. The total rose by 3.9 million compared with December 2006, corresponding to a stable market share of 40.3%.

In 2007, the Domestic Mobile Services BU focused on maintaining the market share leveraging traditional services (voice) and innovative services (VAS and Mobile Internet), thanks to an effective policy aimed at acquiring subscribers, increased flat or bundle offerings (both voice and VAS), as well as greater penetration of UMTS users and handsets.

Total Domestic Business Unit EBITDA amounted to 10,174 million euros, down 14.5% (-1,719 million euros) compared with 2006. EBITDA margin was 42.0% (46.1% in 2006). The result was strongly impacted by the above-mentioned changes to the regulatory environment introduced under the “Bersani Decree” (corresponding to 487 million euros net of the recovery due to the positive elasticity effect). The organic variation in EBITDA compared with 2006 was -9.4% (-1,140 million euros):

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	10,174	11,893	(1,719)	(14.5)
Effect of change in scope of consolidation	-	(5)
Effect of change in exchange rates	-	(4)
Non - organic (income) expenses:	765	195
Provisions and expenses for disputes and settlement	448	61
Restructuring costs	163	96
Antitrust fine	20	2
Costs for termination rates (fixed - fixed) list adjustments	92	24
Corporate restructuring costs	-	3
Other expenses net	42	9
COMPARABLE EBITDA	10,939	12,079	(1,140)	(9.4)

Organic EBITDA margin was 45.1% (-1.8pp on the figure of 46.9% registered for 2006, and in line with the 2007 target of between -2.0pp/-1.5pp).

Domestic business unit EBIT was 5,751 million euros, down 25.1% (-1,925 million euros) compared with 2006. EBIT margin was 23.7% (29.8% in 2006). The organic variation was -16.2% (-1,253 million euros):

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	5,751	7,676	(1,925)	(25.1)
Effect of change in scope of consolidation	-	(5)
Effect of change in exchange rates	-	(1)
Non - organic (income) expenses:	751	85
Non - organic (income) expenses already described under EBITDA	765	195
Additional non - organic (income) expenses:	(14)	(110)
Gains on sales of properties	(10)	(135)
Loss on sale of Radiomaritime activities	-	9
Other (income) expenses	(4)	16
COMPARABLE EBIT	6,502	7,755	(1,253)	(16.2)

Organic EBIT margin was 26.8% (30.1% in 2006).

Industrial investments amounted to 4,064 million euros (+170 million euros compared to 2006), with a ratio to revenues of 16.8% (15.1% in 2006). Higher investment reflects the Group’s ongoing commitment to modernising and innovating its network, technology and services.

At 31 December 2007, the headcount stood at 64,362, a decrease by 2,473 from 31 December 2006.

EUROPEAN BROADBAND

European Broadband business unit revenues (France, Germany and the Netherlands) grew by 68.9% to 1,545 million euros (+630 million euros) compared with 2006. Organic growth on an equal area of consolidation basis amounted to 246 million euros (+18.9%). The broadband access portfolio was 3.4 million, most of which are dual or triple play customers.

EBITDA amounted to 246 million euros, an increase of 165 million euros compared to 2006. EBITDA margin was 15.9% (8.9% in 2006), exceeding the annual target >14%. Organic growth amounted to +89.4% (+118 million euros):

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	246	81	165	203.7
Effect of change in scope of consolidation	-	51
Non - organic (income) expenses:	4	-
Restructuring costs	4	-
COMPARABLE EBITDA	250	132	118	89.4

EBIT was -69 million euros, a 56 million euro increase (+44.8%) compared with 2006. Organic EBIT grew by 17 million euros (+20.7%):

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	(69)	(125)	56	44.8
Effect of change in scope of consolidation	-	43
Non - organic (income) expenses already described under EBITDA	4	-
COMPARABLE EBIT	(65)	(82)	17	20.7

Industrial investment amounted to 508 million euros, increasing compared with 2006 (+41 million euros).

The Headcount at 31 December 2007 was 4,551, up 1,485 compared with 31 December 2006, mainly attributable to the acquisition of AOL (1,101 people) and, for the remaining amount, to the development of operating units (call centers and network) of Hansenet, Telecom Italia S.A.S. and the BBNed Group.

Germany (Hansenet + AOL)
	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
Revenues	1,074	528	546	103.4
EBITDA	281	145	136	93.8
% of revenues	26.2	27.5
EBIT	126	63	63	100.0
% of revenues	11.7	11.9
Capital expenditures	344	196	148	75.5

France (Telecom Italia S.A.S.)
	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
Revenues	394	310	84	27.1
EBITDA	(51)	(94)	43	45.7
% of revenues	(12.9)	(30.3)
EBIT	(191)	(198)	7	3.5
% of revenues	(48.5)	(63.9)
Capital expenditures	150	254	(104)	(40.9)

The Netherlands (BBNed)
	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
Revenues	77	77	-	0.0
EBITDA	16	30	(14)	(46.7)
% of revenues	20.8	39.0
EBIT	(4)	10	(14)
% of revenues	(5.2)	13.0
Capital expenditures	14	17	(3)	(17.6)

MOBILE BRAZIL
(Average euro/real exchange rate: 0.37538)
As of 31 December 2007, the Brazilian market counted a total of 121.0 million lines (63.5% population penetration), compared with 99.9 million lines at year-end 2006 (53.2% penetration), with a 21.1% growth.

The TIM Brasil Group has continued to consolidate its position as No. 2 player on the market, totalling 31.3 million lines and holding a 25.8% market share (compared with 25.4% at year-end 2006). In December 2007 the market share gap with the first player narrowed to 1.9pp, compared with 3.7pp at year-end 2006.
In September, the TIM Brasil Group obtained further 14 frequency lots in the 900/1800 Mhz band. These additional frequencies expand the coverage and improve the quality of the GSM service at national level. Approximately 96.9% of Tim Brasil’s customer base is served with GSM technology. In December the Group was also awarded a license for 3G services throughout the country for 1.3 billion reais  (approximately  520 million euros). The contract is to be signed in the first few months of 2008.

TIM Brasil Group consolidated revenues for 2007 amounted to 13,293 million reais (4,990 million euros), a rise of 22.7% compared with 2006 (revenues from services alone rose 26.5%). The rise was boosted by strong growth in voice and value added services driven by the ongoing expansion of the customer base (+23.0% compared with 2006) and the success of sales offerings. The increase in revenues net of changes in regulations introduced in 2006 (elimination of the Bill and Keep rule) was 14.8% (service revenues +17.3%).

Consolidated EBITDA for 2007 amounted to 3,214 million reais (1,207 million euros), a rise of 23.8% (+618 million reais compared to 2006).
EBITDA margin was 24.2%, up 0.2 percentage points compared with the previous year. Excluding the effect of one-time losses on receivables registred on third quarter 2007 (173 million reais), the EBITDA margin would have amounted to 25.4%, up 1.4 percentage points on the previous year. Organic growth was 23.3%:

	2007	2006	Change
(millions of BRL)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	3,214	2,596	618	23.8
Non - organic (income) expenses:	-	11
Corporate restructuring costs	-	11
EBITDA COMPARABILE	3,214	2,607
COMPARABLE EBITDA	3,214	2,607	607	23.3

Consolidated EBIT for 2007 was positive at 399 million reais, or 150 million euros, (58 million reais in 2006). The increase of 341 million reais was achieved despite higher depreciation and amortisation (up from 2,540 million reais in 2006 to 2,791 million reais in 2007), principally as a result of investment in network infrastructure and IT systems, and customer acquisition costs. Organic EBIT for 2007 increased by 330 million compared with the same period of 2006. Organic growth is broken down as follows:

	2007	2006	Change
(millions of BRL)	(a)	(b)	(a-b)%
HISTORICAL EBIT	399	58	341
Effect of change in scope of consolidation	-	11
Non - organic (income) expenses already described under EBITDA	-	11
COMPARABLE EBIT	399	69	330

Industrial investment amounted to 2,305 million reais (1,910 million reais for 2006), up 395 million reais mainly as a result of investment to expand the customer base (377 million reais).

On 31 December 2007, the headcount stood at 10,030, an increase of 499 from 31 December 2006.

 OLIVETTI
Revenues amounted to 408 million euros, down 32 million euros compared to 2006 (-7.3%). Excluding changes in the scope of consolidation, exchange rate fluctuations and the consideration received for the sale of its research activities, the variation was  stable.
EBITDA amounted to -44 million euros, decreasing by 11 million euros compared with 2006. EBITDA was negative mainly due to multi-functional products (MFP). Organic EBITDA was unchanged compared to 2006 and is broken down as follows:

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBITDA	(44)	(33)	(11)	(33.3)
Effect of change in scope of consolidation	-	(2)
Effect of change in exchange rates	-	(5)
Non - organic (income) expenses:	25	21
Restructuring costs	7	8
Industrial riconversion costs	17	13
Other (income) expenses	1	-
EBITDA COMPARABILE			-	-
COMPARABLE EBITDA	(19)	(19)	-	-

EBIT was negative 66 million euros, a decrease of 16 million euros compared to 2006.
The following table provides a breakdown of organic variation, which was positive at 4 million euros (+10.5%):

	2007	2006	Change
(millions of euro)	(a)	(b)	(a-b)%
HISTORICAL EBIT	(66)	(50)	(16)	(32.0)
Effect of change in scope of consolidation	-	(2)
Effect of change in exchange rates	-	(5)
Non - organic (income) expenses:	32	19
Non - organic (income) expenses already described under EBITDA	25	21
Additional non - organic (income) expenses:	7	(2)
Other (income) expenses	1	(2)
Impairment losses on non-current assets for industrial reconversion	6

COMPARABLE EBIT	(34)	(38)	4	10.5

Industrial investment amounted to 8 million euros, a decrease of 2 million euros compared with 2006.
On 31 December 2007, the headcount stood at 1,279, a decrease of 149 from 31 December 2006.

EVENTS OCCURRING AFTER 31 DECEMBER 2007

Sale of the Remaining Stake in ATESIA

On 22 January 2008, Telecom Italia concluded the sale of the 19.9% remaining stake in Atesina S.p.A to Almaviva Contact S.p.A., for 15 million euros, following the exercise of a put option as provided for by the Agreement for the Sale of Shares signed on 2 July 2004.

Repayment of the Telecom Italia Finance S.A. 5.875% Bond, Due in 2008

On 24 January 2008, the bond issued by Telecom Italia Finance S.A., in the amount of euro 1,658.9 million, with a 5.875% coupon payable annually, reached maturity and was duly paid (the original amount was 1,750 million euros, subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation).

Licence Fee for 1998

By order of 21 February 2008, the European Court of Justice found in favor of the Telecom Italia Group, by ruling that, in an already liberalized market, domestic regulations (article 20 of Law No. 488/98) that required license fees to be paid even for 1998 were in conflict and incompatible with community law.

As previously reported, in May 2006, ruling on petitions filed by Telecom Italia and TIM seeking enforcement of their right to a refund of the license fee paid for fiscal year 1998 (in the amount of 386 million euros by Telecom Italia, and 143 million euros by TIM, plus interest), the Regional Administrative Court for Lazio in fact suspended the proceedings before the domestic courts and made a pre-trial referral to the European Court of Justice, in light of the fact that the aforesaid domestic regulations were potentially in conflict with community directive 97/13 regarding the fees and charges applicable to individual licenses.

The Regional Administrative Court for Lazio is expected to move to summary judgment finding — as held by the European Court of Justice — that the domestic regulations impugned by the Telecom Italia Group are in conflict with the aforesaid provisions of community law.

ORGANIZATION AND CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Today the Board of Directors approved new principles for carrying out transactions with related parties. In keeping with international, and especially American best practice, the new regulatory framework is more articulated that the previous, albeit advanced solutions, and entails a diversification of roles and decision-making responsibilities in light of the type of transaction in question (whether or not the said transaction is undertaken in the ordinary course of business). Specific reporting obligations are imposed to ensure transparency and verifiability, as well as the substantive and procedural propriety of the transactions, and general oversight and orientation tasks are entrusted to the Internal Control and Corporate Governance Committee.

The Board also acknowledged the recent regulatory requirements pertaining to the listing of companies exercising control over non-EU entities (articles 36 et seq. of the CONSOB Regulation on markets). In such regard, given that as at the end of 2007, Telecom Italia directly or indirectly exercises control over 41 companies organized and existing under the laws of non-EU countries (including 4 non-operating companies that are in the process of being removed from the records of the relevant Registrars of Companies), the Board has planned upgrading initiatives in order to ensure full compliance with the aforesaid regulation, by the deadline of 16 November 2008, imposed by CONSOB.

In short, given that all the Telecom Italia Group companies incorporated outside the EU, already draw up annual or consolidated financial statements, and that the said financial statements are available to the shareholders of the parent undertaking pursuant to the filing of the summary tables of essential data before shareholders’ meetings, action will be taken to ensure, in particular, that all of the aforesaid companies:

•

appoint an independent auditor to carry out a full audit of their financial statements in accordance with accounting principles equivalent to those applicable in the EU, as from the financial year 2008;

•

make voluntary disclosure to the relevant local registries (in cases where such disclosure is not required under the laws of the country of incorporation), of their articles of association, and the names and powers of their directors and officers;

•

to furnish Telecom Italia, and directly their independent auditors with a written undertaking to disclose any and all the information the latter may request or require in order to be able to effectively audit Telecom Italia’s accounts.

Specific checks are already underway to assess the appropriateness of the internal control systems of the various non-EU subsidiaries, and determine the corrective action to be taken, where necessary.

The Company shall provide updates on the progress achieved in the implementation of the upgrading plan, in its interim financial reports.

GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has convened the Shareholders’ Meeting on the following dates:

-

April 12: first call of extraordinary session;

-

April 13: first call of ordinary session and second call of extraordinary session;

-

April 14: second call of ordinary session and third call of extraordinary session.

Financial Statements

A proposal will be put before the Shareholders’ Meeting, along with the approval of the annual financial statements, to distribute a dividend of 0.08 euro per ordinary share and 0.091 euro per savings share. The dividend will be paid as of 23 April 2008 with ex-dividend date 21 April 2008.

Appointment of the Board of Directors

During the ordinary session, the Shareholders’ Meeting will vote for the appointment of the new Board of Directors, which expires with the approval of the 2007 annual statement.

As usual, the outgoing Board is not expected to make any recommendations, leaving it up to the shareholders to submit lists of candidates and determine any and all other aspects (number of Board members, term, emoluments, etc).

Stock option plan reserved for Company Executives

Another item on the agenda of the ordinary session of the Shareholders’ Meeting involves the approval of a stock option plan for the Company’s Executive Directors, Gabriele Galateri di Genola and Franco Bernabé, subject to the renewal of their appointment as Chairman and Chief Executive Officer, respectively, after the appointment of the new Board of Directors. The stock option plan is aimed at providing an incentive to further improve the Company’s performance over the long term and to create value for shareholders, by bringing the interests of top management in line with those of shareholders through the assignment of significant variable share-based portion of compensation.

The plan provides for the assignment of 11,400,000 options for the purchase of an identical number of ordinary shares in Telecom Italia at the price of euro 1.95 per share, or, if higher, at a price equivalent to the mean stock price in the 30 day period preceding the stock option grant, with 3,000,000 options being allocated to the Chairman and 8,400,000 to the Chief Executive Officer.

The options (all of which are personal and non-transferable inter vivos) may be exercised subject to continued membership of the Company’s Board, as well as a three year vesting period, following which they remain exercisable for three years, save in specific cases in which the vesting period is shortened.  75% of the options may be exercised independently of performance indicators, while the remaining 25% may be exercised in light of the Telecom Italia’s performance in terms of Total Shareholder Return (TSR) as compared with the TSR figures for the 10 main companies of the  DJ STOXX TLC index.

To make provision for the shares offered in option under the Plan, the Shareholders’ Meeting will be requested, at the same time, to authorize the Board to acquire, and subsequently dispose of a corresponding number of own ordinary shares, for the maximum term permitted under applicable regulations (eighteen months). These share purchases, to be effected on regulated markets, must be made at a price that may not exceed or fall short of the weighted mean value of the official stock prices for ordinary shares, as recorded by Borsa Italiana S.p.A. during the ten market days immediately preceding the date of purchase, by more than 10%.

Amendments to the Articles of Association

The Board of Directors also convened a General Shareholders’ Meeting in extraordinary session for the approval of a series of amendments to the By-laws, aimed at ensuring that the latter are in line with applicable regulations, and allowing corporate organs to further boost their effectiveness.

The proposed amendment of article 9 of the By-laws (Board of Directors) would: reduce the maximum number of Board members from 23 to 19; include emphasis on compliance with statutory and regulatory provisions during the appointment proceedings preceding the shareholders’ meeting called for appointing company directors and officers; and bring corporate procedures for the appointment of the Board of Auditors, in line with CONSOB requirements, resulting in the simplification of the procedures for the publication of lists of candidates (elimination of the requirement of publication in newspapers at the shareholders’ expense).

The proposed amendment of article 17 of the By-laws (Board of Auditors) would not change the number of serving auditors (5, including 2 appointed from lists submitted by minority shareholders), but would increase from 2 to 4, the number of alternates, so as to allow for 2 alternates to be drawn from the so-called Majority List and 2 from the so-called Minority List, with the related adjustments in election and replacement procedures.

Under the proposed amendment of article 18 of the By-laws (General Shareholders’ Meetings), it would no longer be possible for the Shareholders’ Meeting to be called for the approval of the financial statements to be scheduled within 180 days following the end of the financial year, insofar as this provision is in conflict with the new imperative statutory deadlines which require the annual financial statements to be published within 120 days following the end of the financial year.

None of the proposed amendments entitles any of the dissenting shareholders to withdraw from the Company.

***

The Executive in charge of preparing the corporate and accounting documents (Enrico Parazzini), pursuant to paragraph 2 of Article 154-bis of Italy’s Financial Law hereby declares that the accounting information contained herein corresponds to the Company’s evidence and accounting books and records.

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and of the Parent, in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (*)
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

(*) Caption in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the economic amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the years 2007 and 2006.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release the tables show the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

****

The Income Statements and the Balance Sheets as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2007 Annual Report and are unaudited. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2007.

In addition, the Cash Flow Statements of the Telecom Italia Group and the Parent, herewith presented, are those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2007, respectively.

Please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2007 has not yet been completed.

TELECOM ITALIA GROUP

CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA  GROUP – CONSOLIDATED BALANCE SHEETS

TELECOM ITALIA  GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA  GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the net income for the year is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

(millions of euro)	2007 (a)	2006 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Corporate reorganization costs	-	(13)	13
Industrial reconversion costs	(17)	(13)	(4)
Supplementary Antitrust fine	-	(2)	2
Provision for risk regarding Antitrust fine	(20)	-	(20)
Others expenses	(6)	-	(6)
IMPACT ON EBITDA	(43)	(28)	(15)

Gains (losses) on disposals of non-current assets:
Gains on sales of properties	10	135	(125)
Gain on sale of Ruf Gestion	-	27	(27)
Loss on sale Telecom Italia Learning Services	-	(33)	33
Loss on sale “Radiomaritime activities”	-	(9)	9

Impairment reversals (losses) on non-current assets:
Impairment losses on non-current assets for industrial reconversion	(6)	-	(6)
IMPACT ON EBIT	(39)	92	(131)

Finance income (expenses):
Release of Avea I.H.A.S. provisions	-	121	(121)
Gain on sale of Avea I.H.A.S.	-	72	(72)
Gain on sale of Neuf Télécom	-	148	(148)
Gain on sale of Oger Telecom	86	-	86
Gain on sale of Capitalia	38	-	38
Gain on sale of Mediobanca	109	-	109
Gain on sale of Solpart Participações	201	-	201
Gain on sale of Brasil Telecom Participações	27	-	27
Other gains	1	2	(1)
Sundry financial expenses	-	(4)	4
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	423	431	(8)

Income tax expense	(23)	(72)	49
Discontinued operations	36	(8)	44

IMPACT ON PROFIT FOR THE YEAR	436	351	85

 TELECOM ITALIA  GROUP – CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		12/31/2007	12/31/2006	Change
		(a)	(b)	(a-b)
Non-current financial liabilities(*):				
Financial payables		33,299	37,391	(4,092)
Finance lease liabilities		1,809	1,847	(38)
Non-current liabilities for hedging derivatives		1,942	1,451	491
Other financial liabilities		1	114	(113)
	(1)	37,051	40,803	(3,752)
Less:				
Non-current financial receivables for lessors' net investments		(279)	(229)	(50)
Non-current assets for hedging derivatives		(286)	(243)	(43)
		(565)	(472)	(93)
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	**(A)**	**36,486**	**40,331**	**(3,845)**
Current financial liabilities (*):				
Financial payables		5,943	5,143	800
Finance lease liabilities		262	269	(7)
Current liabilities for hedging and non-hedging derivatives		372	231	141
Other financial liabilities		8	10	(2)
	(2)	6,585	5,653	932
Less:				
Current financial receivables for lessors' net investments		(149)	(148)	(1)
Current assets for hedging derivatives		(186)	(207)	21
		(335)	(355)	20
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**6,250**	**5,298**	**952**
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	**(C) (3)**	-	-	-
TOTAL GROSS FINANCIAL DEBT (*)	**(D=A+B+C)**	**42,736**	**45,629**	**(2,893)**
Current financial assets (*):				
Securities		(390)	(812)	422
Financial receivables and other current financial assets		(377)	(433)	56
Cash and cash equivalents		(6,473)	(7,219)	746
	(4)	(7,240)	(8,464)	1,224
Less:				
Current financial receivables for lessors' net investments		*149*	*148*	*1*
Current assets for hedging derivatives		*186*	*207*	*(21)*
		335	355	(20)
	(E)	**(6,905)**	**(8,109)**	**1,204**
Financial assets relating to Discontinued operations/Non-current assets held for sale	**(F) (5)**	-	-	-
TOTAL CURRENT FINANCIAL ASSETS (*)	**(G=E+F)**	**(6,905)**	**(8,109)**	**1,204**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(H=D+G)**	**35,831**	**37,520**	**(1,689)**
Non-current financial assets (*):				
Securities other than investments		(9)	(12)	3
Financial receivables and other non-current financial assets		(686)	(679)	(7)
	(6)	(695)	(691)	(4)
Less:				
Non-current financial receivables for lessors' net investments		279	229	50
Non-current assets for hedging derivatives		286	243	43
		565	472	93
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	**(I)**	(130)	(219)	89
NET FINANCIAL DEBT	**(L=H+I)**	**35,701**	**37,301**	**(1,600)**
COMPOSITION OF THE NET FINANCIAL DEBT:				
Total gross financial debt:				
Non-current financial liabilities	(1)	37,051	40,803	(3,752)
Current financial liabilities	(2) + (3)	6,585	5,653	932
		43,636	**46,456**	**(2,820)**
Total gross financial assets:				
Non-current financial assets	(6)	(695)	(691)	(4)
Current financial assets	(4) + (5)	(7,240)	(8,464)	1,224
		(7,935)	**(9,155)**	**1,220**
		35,701	**37,301**	**(1,600)**

(*) Net of assets for hedging derivatives and of financial receivables for lessors' net investments.

TELECOM ITALIA GROUP  - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In June and July 2007, new bonds were issued pursuant to Telecom Italia’s Euro Medium Term Note Programme, as follows:

•

850 million of euro maturing on June 2010;

•

400 million of euro maturing on June 2016;

•

500 million of euro maturing on July 2013.

During the year the following expired bonds were regularly repaid:

•

1,250 million of euro in February by Telecom Italia S.p.A.;

•

1,720 million of euro in April by Telecom Italia Finance S.A. (the original amount was 1,750 million of euro, subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation of 30 millions of euro).

The total reimbursement amount, net of the Group’s debt buy-back, related to the bonds expiring in the following 18 months as of December 31, 2007 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals approximately 5,198 million of euro with the following detail:

•

1,659 million of euro, expiring on January 24, 2008;

•

750 million of euro, expiring on June 9, 2008;

•

500 million of euro, expiring on September 14, 2008 (it is referred to a bond issued by Telecom Italia Finance S.A. with the faculty for the bondholders to extend the due date for 21 months; last expiration date is March 2012);

•

679 million of euro, expiring on November 15, 2008;

•

1,500 million of euro, expiring on February 9, 2009;

•

110 million of euro, expiring on March 30, 2009.

Furthermore, we underline that 1,500 million of euro related to the bank facility (Term Loan) expiring in 2010 (for a total amount of 3,000 million of euro) had been partially repaid before maturity in July 2007 (1,000 million of euro) and September 2007 (500 million of euro).

Bonds issued by companies of the Group to third parties do not contain either financial covenant or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

With reference to the loans other than bond issues, we underscored that all of the contracts for loan directly granted by the European Investment Bank (EIB), which are recorded in the financial statements at December 31, 2007 for 2,114 million of euro, are covered by bank guarantees for the full and exact fulfilment of the company’s economic obligations (with the exception for 556 million of euro). The loan contracts contain negative pledge clauses, that is limitations regarding activities of the company which could influence in a negative way its capability to produce profits and therefore to face the undertaken commitments, however leaving wide managerial possibilities in line with the international contractual best practise.

Moreover, the major bank loans granted to subsidiaries of TIM Brazil Group provide obligations to respect certain financial indexes (capitalization, hedge of debt, profitability and level of financial indebtedness), as well as the going clauses of negative pledge.

As at December 31, 2007 the committed credit line represented by the Revolving Credit Facility amounts to 8 billion of euro, drawn for 1.5 billion of euro. In August 2007 the expiration date of the Revolving Credit Facility, originally due on August 2012, had been extended for two years until August 2014.

It should be stressed that Telecom Italia’s syndacated bank lines (Revolving Credit Facility maturing on 2014 and Term Loan maturing on 2010) do not contain financial covenant for non-compliance which require the repayment of the existing loan. They do provide for the going clauses of negative pledge, related to the commitment of non-modifying the object of the business or making over corporate asset unless specific conditions. These credit lines are subject, only with regard to the interest margin, to variations in rating which would pertain to the credit risk of the company, on the basis of a pre-set grid.

The above mentioned syndacated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 138 million of euro as at December 31, 2007) discipline the case where a subject, other than the current relative majority shareholder or other permitted acquiring shareholders, take the control of Telecom Italia individually or jointly; in that case a thirty-day period is established during which the parties shall negotiate the terms to continue the relationship.

Finally, we point out that on December 31, 2007 none of covenant, negative pledge or other clauses have been broken or no respected in any way.

***

TELECOM ITALIA  S.p.A.

INCOME STATEMENTS

 TELECOM ITALIA  S.p.A. -  BALANCE SHEETS

(millions of euro)	12.31.2007 (a)	12.31.2006 (b)	Change (a-b)
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
Goodwill	40,013	40,013	-
Intangible assets with a finite useful life	4,867	4,897	(30)
	44,880	44,910	(30)
Tangible assets			
Property, plant and equipment owned	12,208	12,476	(268)
Assets held under finance leases	1,442	1,512	(70)
	13,650	13,988	(338)
Other non-current assets			
Investments	11,199	10,913	286
Securities, financial receivables and other non-current financial assets	582	670	(88)
Miscellaneous receivables and other non-current assets	489	542	(53)
Deferred tax assets	122	714	(592)
	12,392	12,839	(447)
TOTAL NON-CURRENT ASSETS (A)	**70,922**	**71,737**	**(815)**
CURRENT ASSETS			
Inventories	98	125	(27)
Trade and miscellaneous receivables and other current assets	6,872	6,853	19
Current income tax receivables	37	258	(221)
Financial receivables and other current financial assets	244	266	(22)
Cash and cash equivalents	4,383	5,208	(825)
TOTAL CURRENT ASSETS (B)	**11,634**	**12,710**	(1,076)
TOTAL ASSETS (A+B)	**82,556**	**84,447**	**(1,891)**
EQUITY AND LIABILITIES			
EQUITY			
- Share capital issued	10,674	10,674	-
. less: Treasury shares	(1)	(1)	-
- Share capital	10,673	10,673	-
- Reserves	7,928	7,935	(7)
- Retained earnings, including net income for the year	5,014	5,916	(902)
			-
TOTAL EQUITY (C)	**23,615**	**24,524**	**(909)**
NON-CURRENT LIABILITIES			
Non-current financial liabilities	39,332	40,069	(737)
Employee benefits	1,040	1,143	(103)
Deferred tax liabilities	479	134	345
Provisions	738	646	92
Miscellaneous payables and other non-current liabilities	1,397	1,680	(283)
TOTAL NON-CURRENT LIABILITIES (D)	**42,986**	**43,672**	**(686)**
CURRENT LIABILITIES			
Current financial liabilities	6,019	6,690	(671)
Trade and miscellaneous payables and other current liabilities	9,833	9,436	397
Current income tax payables	103	125	(22)
TOTAL CURRENT LIABILITIES (E)	**15,955**	**16,251**	**(296)**
TOTAL LIABILITIES (F=D+E)	**58,941**	**59,923**	**(982)**
TOTALE PATRIMONIO NETTO E PASSIVITA' (C+F)	**82,556**	**84,447**	**(1,891)**

TELECOM ITALIA  S.p.A. -  CASH FLOW STATEMENTS

TELECOM ITALIA  S.p.A. - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the net income for the year is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

(thousands of euro)	2007 (a)	2006 (b)	Change (a – b)

Other operating expenses:
Antitrust fine	(20,000)	(2,500)	(17,500)
Other expenses	(6,528)	-	(6,528)
IMPACT ON EBITDA	(26,528)	(2,500)	(24,028)

Gains (losses) on disposals of non-current assets:
Gains on sales of properties	-	141,423	(141,423)
Loss on sale “Radiomaritime activities”	-	(9,197)	9,197
IMPACT ON EBIT	(26,528)	129,726	(156,254)

Finance income (expenses):
Release of Avea I.H.A.S. provisions	-	90,701	(90,701)
Gain on sale of Mediobanca	109,138	-	109,138
Gain on sale of Capitalia	37,594	-	37,594
Other gains	1,422	-	1,421
Loss on sale Telecom Italia Learning Services	-	(45,389)	45,389
Sundry financial expenses	-	(4,100)	4,100
IMPACT ON PROFIT BEFORE TAX	121,626	170,938	(49,312)

Income tax expense	(9,420)	(80,185)	70,765

IMPACT ON PROFIT FOR THE YEAR	112,206	90,753	21,453

TELECOM ITALIA  S.p.A. -  NET FINANCIAL DEBT

(millions of euro)		12/31/2007	12/31/2006	Change
		(a)	(b)	(a-b)
Non-current financial liabilities (*)				
Financial payables		36,791	37,466	(675)
Finance lease liabilities		1,778	1,823	(45)
Non-current liabilities for hedging derivatives		763	780	(17)
	(1)	39,332	40,069	(737)
Less:				
Non-current financial receivables for lessors' net investments		*(264)*	*(222)*	(42)
Non-current assets for hedging derivatives		*(95)*	*(156)*	*61*
		(359)	*(378)*	19
TOTAL NON-CURRENT FINANCIAL LIABILITES (*)	**(A)**	**38,973**	**39,691**	**(718)**
Current financial liabilities (*)				
Financial payables		5,531	6,305	(774)
Finance lease liabilities		251	258	(7)
Current liabilities for hedging and non-hedging derivatives		229	118	111
Other financial liabilities		8	9	(1)
	(2)	6,019	6,690	(671)
Less:				
Current financial receivables for lessors' net investments		*(139)*	*(141)*	2
Current assets for hedging derivatives		*(80)*	*(91)*	*11*
		(219)	*(232)*	13
TOTAL CURRENT FINANCIAL LIABILITIES (*)	**(B)**	**5,800**	**6,458**	**(658)**
TOTAL GROSS FINANCIAL DEBT (*)	**(C=A+B)**	**44,773**	**46,149**	**(1,376)**
Current financial assets (*)				
Financial receivables and other current financial assets		(244)	(266)	22
Cash and cash equivalents		(4,383)	(5,208)	825
	(3)	(4,627)	(5,474)	847
Less:				
Current financial receivables for lessors' net investments		*139*	*141*	(2)
Current assets for hedging derivatives		*80*	*91*	(11)
		219	232	(13)
TOTAL CURRENT FINANCIAL ASSETS (*)	**(D)**	**(4,408)**	**(5,242)**	**834**
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	**(E=C+D)**	**40,365**	**40,907**	**(542)**
Non-Current financial assets (*)				
Financial receivables and other non-current financial assets	(4)	(582)	(670)	88
Less:				
Non-current financial receivables for lessors' net investments		*264*	*222*	42
Non-current assets for hedging derivatives		95	*156*	(61)
		359	378	(19)
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	**(F)**	(223)	(292)	69
NET FINANCIAL DEBT	**(G=E+F)**	**40,142**	**40,615**	**(473)**
COMPOSITION OF THE NET FINANCIAL DEBT:				
Total gross financial debt:				
Non-current financial liabilities	(1)	39,332	40,069	(737)
Current financial liabilities	(2)	6,019	6,690	(671)
		45,351	**46,759**	**(1,408)**
				-
Total gross financial assets				-
Non-current financial assets	(4)	(582)	(670)	88
Current financial assets	(3)	(4,627)	(5,474)	847
		(5,209)	**(6,144)**	**935**
		40,142	**40,615**	**(473)**

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 6th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager